
PROCESSING
SEP 23 2003
SECTION
187



First Rate Financial Stability From
A First Place Bank.


First Federal
COMMUNITY BANK
First Things First.

2003 Annual Report FFD Financial Corporation

First Things First.

Dear Fellow Shareholders:

We respectfully present this report to you summarizing the highlights of FFD Financial Corporation, parent company of First Federal Community Bank, for fiscal year 2003. We are pleased with the financial results and accomplishments made in a year that presented significant challenges and uncertainties.

FFD Financial reported net income for the fiscal year ended June 30, 2003 of $1,032,000 or $ .86 per diluted share. This compares to $1,113,000 recorded in 2002 or $ .92 per diluted share. Earnings in 2003 were impacted by several significant factors:

- In July 2002 we opened our third full service office which as of June 30, 2003 reported total deposits of $10 million and now has deposits over $12 million;
- Net interest margins were depressed due to the low interest rate environment which saw interest rates fall to 50 year lows;
- Our secondary mortgage market activities were strong as home owners took advantage of refinancing opportunities in response to favorable loan rates;
- Our stock buyback program resulted in the repurchase of 28,100 shares in 2003, 2.3% of total shares outstanding as of June 30, 2002.



Curt Honecker & Rod Tienarend, Valley View Veterinary Hospital; Scott Finnell, First Federal

"We didn't want to move out of Tuscarawas County just because our patients had outgrown our old facility. First Federal's commercial loan team worked closely with us to provide the financing we needed to build the finest veterinary clinic in Northeast Ohio."

We continue to focus on our development into a strong and independent community bank. The opening of our new Boulevard Office was a significant accomplishment for our company. The consolidation of our loan production and administrative staff into the facility improved our delivery and production capabilities. We continue to be a leader in the origination of residential mortgage loans in Tuscarawas County, with loan originations growing 112%. In the low interest rate environment that prevailed throughout the year, we elected to sell most of the residential mortgage loans we originated to help manage our interest rate risk. As a result, our residential loan portfolio actually decreased during the year, causing a shift in the composition of our total loans. Commercial loan and commercial real estate loan originations increased 32%, with these categories of loans now representing 42% of total loans. If interest rates permit, we would expect to return to increasing the level of residential real estate loans in the Bank's portfolio. Despite, the low interest rate environment, growth in retail deposits continued in 2003, increasing 9%. This deposit growth enabled us to reduce our borrowings by $3.7 million in 2003.

The retail growth and expansion, which occurred in 2003, is in part due to our investment in people and systems. Our commitment to becoming a premier community bank resulted in our decisions to improve our data processing systems in 2002, expand our product offerings and hire of various dedicated banking professionals, such as Sally O'Donnell. Ms. O'Donnell, formerly a super regional bank Area President, joined the bank in April as Senior Vice President of Retail Banking. We anticipate that her extensive retail banking experience will help us expand our market penetration in retail products and services, in line with the success we have had with our mortgage and commercial banking niches.

We understand the importance of our customers in the success of our company. To illustrate our development into a growing community bank, we have included in this report profiles of selected customers representing our various product lines. We are proud to include these customers as a testament to our growing customer base; however, we wish to express our appreciation to all of our banking customers.

Corporate governance issues have captured the market's attention in 2003. The Sarbanes-Oxley legislation and the associated rules promulgated by Nasdaq will require a heightened focus on governance issues. We plan to implement new policies and procedures in response to these new rules and regulations, which will strengthen FFD Financial and provide further protection to our shareholders.

Shareholder value continues to be a prime focus of FFD Financial. The market price of FFD Financial common stock in fiscal year 2003 increased from $13.50 as of June 30, 2002 to $14.00 as of June 30, 2003, an increase of 3.7%. Additionally, dividends of $.395 per share were paid in fiscal year 2003, providing our shareholders a total return of approximately 6.6%.

We remain dedicated to the management of risk, growth, profitability and capital. We appreciate your investment in FFD Financial and your continued support and loyalty.

In closing, we want to pay special tribute to our retiring directors, J. Richard Gray and Roy O. Mitchell, Jr. Dick and Roy have demonstrated great leadership during the last three decades. Their contributions to the bank during their tenure have positioned the company to be what it is today – a strong full service community bank serving the personal and business needs of our community. Please join us in congratulating Dick and Roy for a job well done!


E. L. Loader & Trent Troyer, First Federal



E. L. Loader
Chairman



Trent B. Troyer
President and Chief Executive Officer

Business of FFD Financial Corporation

FFD Financial Corporation ("FFD" or the "Corporation") is the holding company for First Federal Community Bank ("First Federal" or the "Bank"), a federal savings bank.

FFD was formed in 1996 in connection with the conversion of First Federal from a mutual savings bank to a stock savings bank (the "Conversion"). Since its formation, FFD's activities have been limited primarily to holding the common shares of First Federal.

First Federal's business involves attracting deposits from individual and business customers and using such deposits to originate individual and business loans in its market area consisting of Tuscarawas and contiguous counties in Ohio. The Bank provides a full array of deposit products including checking, savings, money market, and individual retirement accounts as well as certificates of deposit. Additionally, the Bank provides access to its products and services via the Internet at www.onlinefirstfed.com. First Federal originates residential and home equity loans, construction loans, commercial real estate loans, business loans, and consumer loans. The Bank also invests in securities consisting primarily of United States government and government agency obligations, and mortgage-backed securities.

Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), from Federal Home Loan Bank ("FHLB") advances, and from loan sales and loan and mortgage-backed securities repayments. First Federal conducts business from three locations, two in Dover, Ohio and one in New Philadelphia, Ohio.

FFD is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). First Federal is subject to regulation, supervision and examination by the OTS and the FDIC. First Federal is also a member of the FHLB of Cincinnati.

Market Price of FFD's Common Shares and Related Shareholder Matters

There were 1,212,997 common shares of FFD outstanding on September 10, 2003, held of record by approximately 603 shareholders. Price information for FFD's common shares is quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low trading prices for the common shares of FFD, as quoted by Nasdaq, together with the dividends declared per share, for each quarter of fiscal 2003 and 2002.

2002	HIGH TRADE	LOW TRADE	CASH DIVIDENDS DECLARED
Quarter Ended			
September 30, 2001	$11.55	$9.60	$.095
December 31, 2001	12.50	9.61	.095
March 31, 2002	12.25	11.95	.095
June 30, 2002	14.95	11.50	.095

2003	HIGH TRADE	LOW TRADE	CASH DIVIDENDS DECLARED
Quarter Ended			
September 30, 2002	$14.00	$11.50	$.095
December 31, 2002	13.25	10.00	.100
March 31, 2003	14.50	11.20	.100
June 30, 2003	14.50	11.44	.100

The income of FFD consists primarily of dividends which may periodically be declared and paid by the Board of Directors of First Federal on the common shares of First Federal held by FFD. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, First Federal is not permitted to pay a cash dividend on its common shares if the regulatory capital of First Federal would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the Conversion or applicable regulatory capital requirements prescribed by the OTS.


Al & Irene Dalpaiz, Retirement Investment Partners with First Federal

"As stockholders in the bank and life-long residents of Tuscarawas County, we feel very good about keeping our investments at work in the community. The people at First Federal are as concerned about our retirement security as we are."

Selected Consolidated Financial Information and Other Data

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding FFD at the dates and for the periods indicated.

[in thousands]

SELECTED CONSOLIDATED FINANCIAL CONDITION DATA AT JUNE 30:	2003	2002	2001	2000	1999
Total amount of:					
Assets	$136,408	$130,303	$133,097	$125,147	$112,293
Interest-bearing deposits	10,398	11,726	8,024	1,485	2,167
Investment securities available for sale - at market	1,502	2,047	1,000	2,875	2,924
Mortgage-backed securities available for sale - at market	832	1,551	7,799	9,135	10,978
Mortgage-backed securities held to maturity - at cost	651	1,606	3,721	4,189	4,779
Loans receivable - net (1)	115,966	107,055	107,467	102,939	87,382
Deposits	104,351	95,542	91,018	77,987	72,025
Advances from the FHLB and other borrowings	13,891	17,553	24,732	30,412	23,616
Shareholders' equity, restricted	16,918	16,541	16,604	16,265	16,204

[in thousands, except per share data]

SUMMARY OF EARNINGS FOR THE YEAR ENDED JUNE 30:	2003	2002	2001	2000	1999
Interest income	$6,758	$8,005	$9,549	$8,323	$6,915
Interest expense	2,966	3,893	5,498	4,754	3,941
Net interest income	3,792	4,112	4,051	3,569	2,974
Provision for losses on loans	131	150	201	106	-
Net interest income after provision for losses on loans	3,661	3,962	3,850	3,463	2,974
Other income	1,038	536	262	179	428
General, administrative and other expense	3,133	2,812	2,451	2,262	2,317
Earnings before income taxes	1,566	1,686	1,661	1,380	1,085
Federal income taxes	534	573	560	458	368
Net earnings	$1,032	$1,113	$1,101	$ 922	$ 717
Earnings per share					
Basic	$.88	$.94	$.86	$.69	$.53
Diluted	$.86	$.92	$.86	$.68	$.51

(1) Includes loans held for sale.

SELECTED FINANCIAL RATIOS AND OTHER DATA AT OR FOR THE YEAR ENDED JUNE 30:	2003	2002	2001	2000	1999
Return on average assets	0.77%	0.84%	0.86%	0.77%	0.69%
Return on average equity	6.17	6.75	6.69	6.07	5.11
Interest rate spread	2.62	2.85	2.75	2.51	2.37
Net interest margin	2.95	3.22	3.26	3.06	2.92
General, administrative and other expense to average assets	2.34	2.13	1.91	1.90	2.25
Average equity to average assets	12.50	12.50	12.81	12.75	13.59
Nonperforming and impaired assets to total assets	1.76	0.48	0.08	0.18	0.01
Nonperforming and impaired loans to total loans	1.88	0.58	0.10	0.22	0.02
Delinquent loans to total loans (1)	1.28	2.57	0.96	0.61	0.39
Allowance for loan losses to total loans	0.68	0.66	0.52	0.36	0.30
Allowance for loan losses to nonperforming and impaired loans	36.45	114.63	537.14	166.67	1,793.33
Average interest-earning assets to average interest-bearing liabilities	114.63	112.05	111.49	113.53	114.24
Dividend payout ratio	44.89	39.89	41.86	49.28	56.60
Number of full service offices (2)	3	3	2	2	2



Doug Bambeck, Online Banking Client

"Doing business in the community where I work and live is important to me. First Federal's online banking gives me the convenience I need, day or night, to accommodate my busy schedule."

(1) Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.
(2) The Bank's third full service office opened on July 3, 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations


Kevin & Julie Fitzgerald, New Home Owners

"With two growing children, we needed a house in a vibrant neighborhood, with a good school system and plenty of room. First Federal worked closely with us throughout the construction process and helped us build our dream home, right here in Willow Glens."

GENERAL

FFD was incorporated in 1996 for the purpose of owning all of First Federal's outstanding stock after the conversion. As a result, the discussion that follows focuses on First Federal's financial condition and results of operations. The following discussion and analysis of the financial condition and results of operations of FFD and First Federal should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, included in this Annual Report.

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2002 TO JUNE 30, 2003

The Corporation's assets at June 30, 2003, totaled $136.4 million, a $6.1 million, or 4.7%, increase over the total at June 30, 2002. This increase was comprised primarily of an $8.9 million increase in loans receivable, partially offset by decreases in cash, interest-bearing deposits, mortgage backed securities and investment securities. The funding for the asset growth was primarily from an $8.8 million increase in deposits which was partially offset by a decrease in advances from the Federal Home Loan Bank of $3.7 million.

Cash and interest-bearing deposits totaled $12.2 million at June 30, 2003, a decrease of $1.0 million, or 7.4%, from June 30, 2002. Investment securities totaled $1.5 million at June 30, 2003, a decrease of $500,000. Maturities and calls of investment securities totaling $8.0 million were substantially offset by purchases of $7.5 million purchase of U. S. Government agency securities.

Mortgage-backed securities totaled $1.5 million at June 30, 2003, a $1.7 million, or 53.0%, decrease from the total at June 30, 2002, due primarily to principal repayments. Repayments of mortgage-backed securities totaled $2.6 million, which were partially offset by purchases totaling $1.0 million.

Loans receivable, including loans held for sale, totaled $116.0 million at June 30, 2003, an increase of $8.9 million, or 8.3%, over the June 30, 2002 total. Loan disbursements during fiscal 2003 totaled $94.7 million, which were substantially offset by principal repayments of $41.3 million and loans sold in the secondary market totaling $44.2 million. Loan origination volume during the year ended June 30, 2003, increased by $43.5 million, or 85.0%, compared to fiscal 2002. During fiscal 2003, management continued to meet consumer preference for fixed-rate loans in the prevailing low interest rate environment, by selling certain lower-yielding fixed-rate loans in the secondary market. The volume of loans sold during fiscal 2003 increased by $25.0 million, or 129.9%, over that of fiscal 2002. As a result, the portfolio of loans secured by one- to four-family residential real estate declined by $2.2 million to $62.4 million at June 30, 2003. Loans secured by nonresidential real estate and land totaled $28.5 million at June 30, 2003, compared to $24.9 million at June 30, 2002. Commercial loans totaled $19.5 million at June 30, 2003, compared to $11.3 million at June 30, 2002. Nonresidential real estate and commercial lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of the related business or income-producing properties. The Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the quality of the borrowers' management, the debt service ratio, the quality and characteristics of the income stream generated by the business and the property and appraisals supporting the property's valuation, as applicable.

The allowance for loan losses totaled $818,000 and $713,000 at June 30, 2003 and 2002, respectively, which represented .68% and .66% of total loans and 36.5% and 114.6% of nonperforming and impaired loans at those respective dates. Nonperforming loans amounted to $2.2 million and $622,000 at June 30, 2003 and 2002, respectively. The increase in the nonperforming and impaired loans is due to the results of individual loan testing on certain commercial loans as of June 30, 2003. Management believes the Bank's nonperforming and impaired loans at June 30, 2003 are adequately collateralized and no loss is anticipated on such loans. Although management believes that the allowance for loan losses at June 30, 2003, was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $104.4 million at June 30, 2003, an $8.8 million, or 9.2%, increase over total deposits at June 30, 2002. This increase resulted primarily from management's efforts to generate growth through advertising and pricing strategies, and the opening of a new branch in July 2002. Proceeds from deposit growth were used primarily to fund new loan originations and to repay FHLB advances during the period.

FHLB advances totaled $13.9 million at June 30, 2003, a $3.7 million, or 20.1%, decrease from June 30, 2002. The repayment of FHLB advances was funded primarily by the increase in deposits and proceeds from sales and repayments of mortgage-backed securities.

Shareholders' equity totaled $16.9 million at June 30, 2003, an increase of $377,000, or 2.3%, over June 30, 2002 levels, as net earnings of $1.0 million and a $118,000 reduction in the shares aquired by benefit plans were partially offset by dividends paid totaling $459,000 and purchases of treasury shares totaling $380,000.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

The consolidated net earnings of FFD depend primarily on its level of net interest income, which is the difference between interest earned on FFD's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is substantially affected by FFD's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balance of interest-earning assets compared to interest-bearing liabilities.

GENERAL

FFD's net earnings totaled $1.0 million for the fiscal year ended June 30, 2003, a decrease of $81,000, or 7.3%, compared to fiscal 2002. The decrease in net earnings resulted primarily from a $320,000 decrease in net interest income and a $321,000 increase in general administrative and other expense, which were partially offset by a $502,000 increase in other income and a $39,000 decrease in the provision for federal income taxes.

NET INTEREST INCOME

Total interest income decreased by $1.2 million, or 15.6%, to a total of $6.8 million for the year ended June 30, 2003, compared to $8.0 million for the fiscal year ended June 30, 2002. Interest income on loans decreased by $1.0 million, or 13.9%, due primarily to a 101 basis point decrease in the average yield, to 5.77% in fiscal 2003, which was partially offset by a $1.2 million, or 1.1%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $289,000, or 74.5%, due primarily to a $5.1 million, or 69.4%, decrease in the average balance outstanding, and an 87 basis point decrease in the average yield earned on such securities, to 4.36% in fiscal 2003. Interest income on investment securities increased by $95,000 due primarily to a $3.0 million increase in the average balance outstanding, which was partially offset by a 40 basis point decrease in the average yield year to year. Interest income on interest-bearing deposits decreased by $20,000, or 10.2%, due primarily to a 42 basis point decrease in the average yield, which was partially offset by a $1.7 million, or 15.7%, increase in the average balance outstanding year to year. Decreases in the average yield on interest-earning assets were due primarily to the overall reduction in interest rates in the economy.

Interest expense on deposits decreased by $736,000 or 23.6%, for the year ended June 30, 2003, compared to fiscal 2002, due primarily to a decrease in the average cost of deposits of 88 basis points, to 2.46% for fiscal 2003, which was partially offset by a $3.6 million, or 3.8%, increase in the average deposit portfolio balance outstanding year to year. Decreases in the average cost of deposits were due primarily to the overall decline in interest rates in the economy.

Interest expense on borrowings decreased by $191,000, or 24.6%, due primarily to a $5.5 million, or 26.7%, decrease in the average balance of advances outstanding, which was partially offset by a 10 basis point increase in the average cost of such borrowings, to 3.87% in fiscal 2003. The Bank elected to prepay certain advances that could be prepaid without penalty. Additional prepayments of the remaining higher cost advances are unlikely because of significant penalties.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $320,000, or 7.8%, for the fiscal year ended June 30, 2003, compared to fiscal 2002. The interest rate spread amounted to 2.62% for the fiscal year ended June 30, 2003, compared to 2.85% for fiscal 2002, while the net interest margin was 2.95% in fiscal 2003, compared to 3.22% in fiscal 2002.

PROVISION FOR LOSSES ON LOANS

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $131,000 for the year ended June 30, 2003, a decrease of $19,000, or 12.7%, compared to fiscal 2002. First Federal's fiscal 2003 provision was predicated primarily on the growth in the commercial and nonresidential loan portfolios and the increase in nonperforming loans. There can be no assurance that the loan loss allowance of First Federal will be adequate to cover losses on nonperforming assets in the future.

OTHER INCOME

Other income totaled $1.0 million for the fiscal year ended June 30, 2003, an increase of $502,000, or 93.7%, over fiscal 2002. The increase resulted primarily from a $688,000, or 312.7%, increase in gain on sale of loans, partially offset by decreases of $119,000, or 47.8%, in other operating income and $67,000 in gain on sale of mortgage-backed securities. The increase in gain on sale of loans was due primarily to a $25.0 million, or 129.9%, increase in sales volume year to year. The decrease in other operating income was due primarily to an increase in amortization of mortgage servicing rights of $135,000 and a $61,000 impairment charge recorded on the mortgage servicing rights asset based upon a fair value analysis of this asset. These charges were partially offset by an increase of $85,000 in fees on deposit accounts and transactions. As interest rates rise, the volume of loan sales and the amount of gain on sale of loans is likely to decline.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE

General, administrative and other expense totaled $3.1 million for the fiscal year ended June 30, 2003, an increase of $321,000, or 11.4%, compared to fiscal 2002. The increase resulted primarily from a $226,000, or 28.0%, increase in other operating expense, a $102,000, or 35.8%, increase in occupancy and equipment, and a $41,000, or 27.3%, increase in franchise taxes, which were partially offset by a $51,000, or 15.9%, decrease in data processing.

The increase in other operating expenses included increases of $45,000 in check printing charges, and $35,000 in NOW account expense, primarily related to the Bank's growth in deposits and home equity loans, costs incurred in connection with the opening of the new Boulevard office, including increases of $39,000 in advertising expense, $27,000 in stationery and office supplies and $14,000 in legal fees. The remaining $66,000 increase in other operating expense was comprised primarily of pro-rata increases related to the Corporation's overall growth year to year. The increase in occupancy and equipment expense was due primarily to an increase in depreciation expense related to the new office that opened in July of 2002. The increase in franchise taxes was due to the effect of refunds received in fiscal 2002. The decrease in data processing fees resulted from nonrecurring costs associated with the data conversion in fiscal 2002.

FEDERAL INCOME TAXES

The provision for federal income taxes totaled $534,000 for the fiscal year ended June 30, 2003, a decrease of $39,000, or 6.8%, compared to fiscal 2002. The decrease resulted primarily from a $120,000, or 7.1%, decrease in earnings before taxes. The effective tax rates were 34.1% and 34.0% for the fiscal years ended June 30, 2003 and 2002, respectively.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

GENERAL

FFD's net earnings totaled $1.1 million for the fiscal year ended June 30, 2002, an increase of $12,000, or 1.1%, over the net earnings recorded in fiscal 2001. The increase in net earnings resulted from a $61,000 increase in net interest income, a $51,000 decrease in the provision for losses on loans and a $274,000 increase in other operating income, which were substantially offset by a $361,000 increase in general, administrative and other expense and a $13,000 increase in the provision for federal income taxes.

NET INTEREST INCOME

Total interest income decreased by $1.5 million, or 16.2%, to a total of $8.0 million for the year ended June 30, 2002, compared to $9.5 million for the year ended June 30, 2001. Interest income on loans decreased by $915,000, or 11.0%, due primarily to a 116 basis point decrease in the average yield, to 6.78% in fiscal 2002, which was partially offset by a $4.4 million, or 4.2%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $458,000, or 54.1%, due primarily to a $4.9 million, or 39.7%, decrease in the average balance outstanding, and a 165 basis point decrease in the average yield earned on such securities, to 5.23% in fiscal 2002. Interest income on investment securities decreased by $128,000, or 90.1%, due primarily to a $1.9 million, or 83.2%, decrease in the average balance outstanding and a 250 basis point decrease in the weighted-average yield year to year. Interest income on interest-bearing deposits decreased by $43,000, or 17.9%, due primarily to a 320 basis point decrease in the weighted-average yield, which was partially offset by a $5.8 million, or 123.0%, increase in the average balance outstanding year to year.

Interest expense on deposits decreased by $812,000, or 20.7%, for the year ended June 30, 2002, compared to fiscal 2001, due primarily to a decrease in the average cost of deposits of 127 basis points, to 3.34% for fiscal 2002, which was partially offset by an $8.1 million, or 9.5%, increase in the average deposit portfolio balance outstanding year to year.

Interest expense on borrowings decreased by $793,000, or 50.6%, due primarily to a $5.5 million, or 21.3%, decrease in the average balance of advances outstanding and a 224 basis point decrease in the average cost of such borrowings, to 3.77% in fiscal 2002. Decreases in the average yields on interest-earning assets and the average costs of interest-bearing liabilities were due primarily to the overall reductions in interest rates in the economy during 2001. This low interest rate environment continued through the first six months of 2002.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $61,000, or 1.5%, for the fiscal year ended June 30, 2002, compared to fiscal 2001. The interest rate spread amounted to 2.85% for the fiscal year ended June 30, 2002, compared to 2.75% for fiscal 2001, while the net interest margin was 3.22% in fiscal 2002, compared to 3.26% in fiscal 2001.

PROVISION FOR LOSSES ON LOANS

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $150,000 for the year ended June 30, 2002, a decrease of $51,000, or 25.4%, compared to fiscal 2001. First Federal's fiscal 2002 provision was predicated primarily on the growth in the commercial and nonresidential loan portfolios and the increase in nonperforming loans.

OTHER INCOME

Other income totaled $536,000 for the year ended June 30, 2002, an increase of $274,000, or 104.6%, over the 2001 total. The increase resulted primarily from a $115,000, or 109.5%, increase in gain on sale of loans in fiscal 2002, a $92,000, or 58.6%, increase in other operating income and a $67,000 gain on sale of mortgage-backed securities. The increase in gain on sale of loans was due primarily to a $10.0 million, or 107.5%, increase in sales volume year to year. The increase in other operating income consisted primarily of increases in fees generated from ATM transactions, late charges on loans and negotiable order of withdrawal ("NOW") account fees.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE

General, administrative and other expense totaled $2.8 million for the year ended June 30, 2002, an increase of $361,000, or 14.7%, compared to fiscal 2001. The increase resulted primarily from a $135,000, or 12.1%, increase in employee compensation and benefits, a $58,000, or 25.6%, increase in occupancy and equipment, an $83,000, or 35.0%, increase in data processing and a $145,000, or 21.9%, increase in other operating expenses, which were partially offset by a $60,000, or 28.6%, decrease in franchise taxes.

The increase in employee compensation and benefits resulted primarily from overtime compensation paid in connection with the installation of, and training related to, a new data processing system, as well as normal merit increases and an increase in costs related to the employee stock ownership plan and other benefit plans, which were partially offset by an increase in the level of deferred loan origination costs due to the increase in loan origination volume year to year. The increase in occupancy and equipment was due primarily to expenses incurred in connection with the data processing conversion. The increase in data processing expense was also due primarily to costs associated with the data conversion, as well as increased costs associated with the Bank's growth year to year. The conversion to the new data processing platform is expected to facilitate the Bank's expansion of its product offerings and accommodate future growth. The increase in other operating expense included an increase of $52,000 in advertising costs, an increase of $22,000 in internet banking costs and $40,000 in costs associated with NOW account processing. The remaining $31,000 increase in other operating expense was comprised primarily of pro-rata increases related to the Corporation's overall growth year to year. The decrease in franchise taxes was due primarily to refund claims filed on prior year taxes.

FEDERAL INCOME TAXES

The provision for federal income taxes totaled $573,000 for the year ended June 30, 2002, an increase of $13,000, or 2.3%, over fiscal 2001. The increase resulted primarily from a $25,000, or 1.5%, increase in earnings before taxes. The effective tax rates were 34.0% and 33.7% for the years ended June 30, 2002 and 2001, respectively.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to FFD's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

[dollars in thousands]

YEAR ENDED JUNE 30:	2003			2002			2001		
	AVERAGE OUTSTANDING BALANCE	INTEREST EARNED/PAID	YIELD/RATE	AVERAGE OUTSTANDING BALANCE	INTEREST EARNED/PAID	YIELD/RATE	AVERAGE OUTSTANDING BALANCE	INTEREST EARNED/PAID	YIELD/RATE
Interest-earning assets:									
Loans receivable	$110,406	$6,373	5.77%	$109,208	$7,406	6.78%	$104,771	$8,321	7.94%
Mortgage-backed securities	2,270	99	4.36	7,413	388	5.23	12,295	846	6.88
Investment securities	3,435	109	3.17	392	14	3.57	2,338	142	6.07
Interest-bearing deposits and other	12,222	177	1.45	10,563	197	1.87	4,737	240	5.07
Total interest-earning assets	128,333	6,758	5.27	127,576	8,005	6.27	124,141	9,549	7.69
Non-interest-earning assets	5,382			4,400			4,412		
Total assets	$133,715			$131,976			$128,553		
Interest-bearing liabilities:									
Deposits	$ 96,886	2,382	2.46	$ 93,311	3,118	3.34	$ 85,249	3,930	4.61
Borrowings	15,066	584	3.87	20,548	775	3.77	26,094	1,568	6.01
Total interest-bearing liabilities	111,952	2,966	2.65	113,859	3,893	3.42	111,343	5,498	4.94
Non-interest-bearing liabilities	5,050			1,620			741		
Total liabilities	117,002			115,479			112,084		
Shareholders' equity	16,713			16,497			16,469		
Total liabilities and shareholders' equity	$133,715			$131,976			$128,553		
Net interest income		$3,792			$4,112			$4,051	
Interest rate spread			2.62%			2.85%			2.75%
Net interest margin (net interest income as a percent of average interest-earning assets)			2.95%			3.22%			3.26%
Average interest-earning assets to average interest-bearing liabilities			114.63%			112.05%			111.49%

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected FFD's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by prior year rate), (ii) changes in rate (changes in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

YEAR ENDED JUNE 30:	2003 vs. 2002			2002 vs. 2001		
	INCREASE (DECREASE) DUE TO			INCREASE (DECREASE) DUE TO		
	VOLUME	RATE	TOTAL	VOLUME	RATE	TOTAL
Interest income attributable to:						
Loans receivable	$ 81	$(1,114)	$(1,033)	$341	$(1,256)	$ (915)
Mortgage-backed securities	(232)	(57)	(289)	(286)	(172)	(458)
Investment securities	97	(2)	95	(86)	(42)	(128)
Interest-bearing deposits and other	29	(49)	(20)	172	(215)	(43)
Total interest income	(25)	(1,222)	(1,247)	141	(1,685)	(1,544)
Interest expense attributable to:						
Deposits	114	(850)	(736)	346	(1,158)	(812)
Borrowings	(211)	20	(191)	(288)	(505)	(793)
Total interest expense	(97)	(830)	(927)	58	(1,663)	(1,605)
Increase (decrease) in net interest income	$ 72	$ (392)	$ (320)	$ 83	$ (22)	$ 61

[dollars in thousands]



Paul Arcario, Auto Loan Customer

"We were treated so professionally and fairly with our first car loan that when it came time to purchase my new Rodeo for use on my job as a realtor, the choice to use First Federal again was a no-brainer."

ASSET AND LIABILITY MANAGEMENT

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, First Federal uses the "net interest income" ("NII") and "net portfolio value" ("NPV") methodologies. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. Interest rate risk is estimated as the percent and dollar changes in NII and NPV projected to occur should the yield curve instantaneously shift up or down in a parallel fashion from its beginning or base position. The base case rate scenario is defined by the rate environment and is held constant throughout the simulation. Rate shock scenarios are derived by adding to or subtracting from base case rates.

Presented below, as of June 30, 2003 and 2002, is an analysis of First Federal's interest rate risk as measured by changes in NII and NPV for instantaneous and sustained parallel shifts of +100, +200, +300 and -100 basis points in market interest rates. In consideration of the interest rate environment and the improbability of negative rate adjustments greater than 100 basis points, shocks greater than negative 100 basis points are not presented.

JUNE 30 2003:

[dollars in thousands]

	NET INTEREST INCOME			NET PORTFOLIO VALUE		
PROJECTED INTEREST RATE SCENARIO	ESTIMATED NII	CHANGE FROM BASE	PERCENT CHANGE FROM BASE	ESTIMATED VALUE	CHANGE FROM BASE	PERCENT CHANGE FROM BASE
+300	$4,755	$ 980	25.95%	$16,152	$ 3,501	27.68%
+200	4,483	708	18.74	15,337	2,687	21.24
+100	4,153	378	10.01	14,193	1,542	12.19
BASE	3,775	-	-	12,651	-	-
-100	3,400	(375)	(9.94)	11,137	(1,513)	(11.96)

JUNE 30 2002:

PROJECTED INTEREST RATE SCENARIO	NET INTEREST INCOME			NET PORTFOLIO VALUE		
	ESTIMATED NII	CHANGE FROM BASE	PERCENT CHANGE FROM BASE	ESTIMATED VALUE	CHANGE FROM BASE	PERCENT CHANGE FROM BASE
+300	$4,089	480	13.30%	$16,871	$1,448	9.39%
+200	3,962	353	9.78	16,557	1,134	7.35
+100	3,796	187	5.19	16,061	639	4.14
BASE	3,609	-	-	15,423	-	-
-100	3,447	(162)	(4.49)	14,688	(735)	(4.76)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NII and NPV approaches. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

LIQUIDITY AND CAPITAL RESOURCES

First Federal's principal sources of funds are deposits, proceeds from loan sales, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2003, First Federal had commitments to originate loans, including unused lines of credit, totaling $27.0 million. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2003, 2002 and 2001:

[dollars in thousands]

YEAR ENDED JUNE 30:	2003	2002	2001
Net earnings	$1,032	$1,113	$1,101
Adjustments to reconcile net earnings to net cash from operating activities	(395)	42	901
Net cash from operating activities	637	1,155	2,002
Net cash used in investing activities	(5,956)	6,707	(1,093)
Net cash from financing activities	4,346	(3,986)	6,012
Net change in cash and cash equivalents	(973)	3,876	6,921
Cash and cash equivalents at beginning of year	13,216	9,340	2,419
Cash and cash equivalents at end of year	$12,243	$13,216	$ 9,340

First Federal, a savings association, is required by applicable law and regulation to meet certain minimum capital standards, which include a tangible capital requirement, a core capital requirement or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires a savings institution to maintain "tangible capital" of not less than 1.5% of the institution's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations generally require savings institutions to maintain core capital of at least 4% of the institution's total assets, except for those institutions with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings institutions maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loan loss allowance of $818,000 at June 30, 2003.

First Federal exceeded all of its capital requirements and met the definition of "well-capitalized' under OTS regulations at June 30, 2003. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2003:

	REGULATORY CAPITAL		CURRENT REQUIREMENT		EXCESS OVER CURRENT REQUIREMENT	
	AMOUNT	PERCENT	AMOUNT	PERCENT	AMOUNT	PERCENT
Tangible capital	$15,666	11.5%	$2,035	1.5%	$13,631	10.0%
Core capital	$15,666	11.5	$5,428	4.0	$10,238	7.5
Risk-based capital	$16,439	18.4	$7,177	8.0	$ 9,262	10.4

[dollars in thousands]


Jody Stoldt, First Federal; Brian Valot, Owner Atwood Lake Boats

"The people at First Federal take the time to learn about us and our business, and they are able to make fast decisions that get us the resources and services we need. Fifteen years ago, the big banks were able to do that, but not anymore."

Report of Independent Certified Public Accountants

CONTENTS

Grant Thornton

ACCOUNTANTS AND MANAGEMENT CONSULTANTS
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Board of Directors

FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, *in all material respects*, the financial position of FFD Financial Corporation as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.



Cincinnati, Ohio

August 21, 2003

Consolidated Statements of Financial Condition

FOR THE YEAR ENDED JUNE 30

The Accompanying Notes Are An Intregal Part of These Statements

[dollars in thousands, except share data]

ASSETS	2003	2002
Cash and due from banks	$ 1,845	$ 1,490
Interest-bearing deposits in other financial institutions	10,398	11,726
Cash and cash equivalents	12,243	13,216
Investment securities designated as available for sale - at market	1,502	2,047
Mortgage-backed securities designated as available for sale - at market	832	1,551
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $687 and $1,648 as of June 30, 2003 and 2002, respectively	651	1,606
Loans receivable - net	114,199	106,718
Loans held for sale - at lower of cost or market	1,767	337
Real estate acquired through foreclosure	161	-
Office premises and equipment - at depreciated cost	2,134	1,992
Stock in Federal Home Loan Bank - at cost	1,967	1,885
Accrued interest receivable	386	454
Prepaid expenses and other assets	244	288
Prepaid federal income taxes	322	209
Total assets	**$136,408**	**$130,303**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$104,351	$ 95,542
Advances from the Federal Home Loan Bank	13,891	17,553
Accrued interest payable	96	100
Other liabilities	935	413
Deferred federal income taxes	217	154
Total liabilities	119,490	113,762
Commitments	-	-
Shareholders' equity		
Preferred stock - authorized 1,000,000 shares without par value; no shares issued	-	-
Common stock - authorized 5,000,000 shares without par or stated value; 1,454,750 shares issued	-	-
Additional paid-in capital	7,889	7,861
Retained earnings - restricted	12,202	11,629
Accumulated comprehensive income; unrealized gains on securities designated as available for sale, net of related tax effects	8	19
Shares acquired by stock benefit plans	(559)	(677)
Less 241,753 and 217,072 treasury shares at June 30, 2003 and 2002, respectively - at cost	(2,622)	(2,291)
Total shareholders' equity	16,918	16,541
Total liabilities and shareholders' equity	**$136,408**	**$130,303**

Consolidated Statements of Earnings
FOR THE YEAR ENDED JUNE 30

The Accompanying Notes Are An Intregal Part of These Statements

[dollars in thousands, except share data]

	2003	2002	2001
Interest income			
Loans	$6,373	$7,406	$8,321
Mortgage-backed securities	99	388	846
Investment securities	109	14	142
Interest-bearing deposits and other	177	197	240
Total interest income	6,758	8,005	9,549
Interest expense			
Deposits	2,382	3,118	3,930
Borrowings	584	775	1,568
Total interest expense	2,966	3,893	5,498
Net interest income	3,792	4,112	4,051
Provision for losses on loans	131	150	201
Net interest income after provision for losses on loans	3,661	3,962	3,850
Other income			
Gain on sale of loans	908	220	105
Gain on sale of mortgage-backed securities designated as available for sale	-	67	-
Other operating	130	249	157
Total other income	1,038	536	262
General, administrative and other expense			
Employee compensation and benefits	1,252	1,249	1,114
Occupancy and equipment	387	285	227
Franchise taxes	191	150	210
Data processing	269	320	237
Other operating	1,034	808	663
Total general, administrative and other expense	3,133	2,812	2,451
Earnings before income taxes	1,566	1,686	1,661
Federal income taxes			
Current	520	598	549
Deferred	14	(25)	11
Total federal income taxes	534	573	560
NET EARNINGS	**$1,032**	**$1,113**	**$1,101**
EARNINGS PER SHARE			
Basic	**$.88**	**$.94**	**$.86**
Diluted	**$.86**	**$.92**	**$.86**

Consolidated Statements of Comprehensive Income

FOR THE YEAR ENDED JUNE 30

The Accompanying Notes Are An Intregal Part of These Statements

[dollars in thousands]

	2003	2002	2001
Net earnings	$1,032	$1,113	$1,101
Other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $(5), $4 and $201 in 2003, 2002 and 2001, respectively	(11)	8	390
Reclassification adjustment for realized gains included in earnings, net of taxes of $23 in 2002	–	(44)	–
Comprehensive income	**$1,021**	**$1,077**	**$1,491**
Accumulated comprehensive income	**$8**	**$19**	**$55**

Consolidated Statements of Shareholders' Equity

FOR THE YEAR ENDED JUNE 30

The Accompanying Notes Are An Intregal Part of These Statements

[dollars in thousands, except per share data]

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	UNREALIZED GAINS (LOSSES) ON SECURITIES DESIGNATED AS AVAILABLE FOR SALE	SHARES ACQUIRED BY STOCK BENEFIT PLANS	TREASURY SHARES-AT COST	TOTAL
Balance at July 1, 2000	$ -	$7,850	$10,288	$(335)	$(1,028)	$(510)	$16,265
Net earnings for the year ended June 30, 2001	-	-	1,101	-	-	-	1,101
Purchase of treasury shares	-	-	-	-	-	(912)	(912)
Amortization expense of stock benefit plans	-	11	-	-	176	-	187
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	390	-	-	390
Dividends of $.36 per share	-	-	(427)	-	-	-	(427)
Balance at June 30, 2001	-	7,861	10,962	55	(852)	(1,422)	16,604
Net earnings for the year ended June 30, 2002	-	-	1,113	-	-	-	1,113
Purchase of treasury shares	-	-	-	-	-	(936)	(936)
Amortization expense of stock benefit plans	-	16	-	-	175	-	191
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	(36)	-	-	(36)
Exercise of stock options	–	(16)	-	-	-	67	51
Dividends of $.38 per share	-	-	(446)	-	-	-	(446)
Balance at June 30, 2002	-	7,861	11,629	19	(677)	(2,291)	16,541
Net earnings for the year ended June 30, 2003	-	-	1,032	-	-	-	1,032
Purchase of treasury shares	-	-	-	-	-	(380)	(380)
Amortization expense of stock benefit plans	-	39	-	-	118	-	157
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	(11)	-	-	(11)
Exercise of stock options	-	(11)	-	-	-	49	38
Dividends of $.395 per share	-	-	(459)	-	-	-	(459)
Balance at June 30, 2003	$ -	$7,889	$12,202	$8	$(559)	$(2,622)	$16,918

Consolidated Statements of Cash Flows

FOR THE YEAR ENDED JUNE 30

The Accompanying Notes Are An Intregal Part of These Statements

[dollars in thousands]

	2003	2002	2001
Cash flows from operating activities:			
Net earnings for the year	$ 1,032	$ 1,113	$ 1,101
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Amortization of premiums and discounts on investments and mortgage-backed securities - net	67	47	23
Amortization of deferred loan origination fees	(24)	(16)	(6)
Depreciation and amortization	201	127	118
Provision for losses on loans	131	150	201
Gain on sale of loans	(443)	(18)	(31)
Loans originated for sale in the secondary market	(45,602)	(19,307)	(8,676)
Proceeds from sale of mortgage loans in the secondary market	44,615	19,228	9,288
Loss on sale of real estate acquired through foreclosure	-	-	1
Gain on sale of mortgage-backed securities designated as available for sale	-	(67)	-
Amortization expense of stock benefit plans	157	191	187
Federal Home Loan Bank stock dividends	(82)	(99)	(134)
Increase (decrease) in cash due to changes in:			
Accrued interest receivable	68	(3)	(22)
Prepaid expenses and other assets	44	(83)	(24)
Other liabilities	522	16	116
Accrued interest payable	(4)	(47)	(55)
Federal income taxes			
Current	(59)	(52)	(96)
Deferred	14	(25)	11
Net cash provided by operating activities	637	1,155	2,002
Cash flows provided by (used in) investing activities:			
Purchase of investment securities designated as available for sale	(7,510)	(2,050)	-
Proceeds from maturity of investment securities	8,000	1,000	2,000
Purchase of mortgage-backed securities designated as available for sale	(956)	-	-
Proceeds from sale of mortgage-backed securities designated as available for sale	-	5,107	-
Principal repayments on mortgage-backed securities	2,602	3,223	2,248
Loan principal repayments	41,319	32,238	30,639
Loan disbursements	(49,068)	(31,863)	(36,068)
Proceeds from sale of real estate acquired through foreclosure	-	-	124
Purchase of office premises and equipment	(343)	(948)	(36)
Net cash provided by (used in) investing activities	(5,956)	6,707	(1,093)
Net cash provided by (used in) operating and investing activities (subtotal carried forward)	(5,319)	7,862	909

The Accompanying Notes Are An Intregal Part of These Statements

[dollars in thousands, except per share data]

	2003	2002	2001
Net cash provided by (used in) operating and investing activities (subtotal brought forward)	$(5,319)	$ 7,862	$ 909
Cash flows provided by (used in) financing activities:			
Net increase in deposit accounts	8,809	4,524	13,031
Proceeds from Federal Home Loan Bank advances	-	11,000	24,000
Repayments of Federal Home Loan Bank advances	(3,662)	(18,179)	(29,680)
Proceeds from exercise of stock options	38	51	-
Purchase of treasury shares	(380)	(936)	(912)
Cash dividends paid on common stock	(459)	(446)	(427)
Net cash provided by (used in) financing activities	4,346	(3,986)	6,012
Net increase (decrease) in cash and cash equivalents	(973)	3,876	6,921
Cash and cash equivalents at beginning of year	13,216	9,340	2,419
Cash and cash equivalents at end of year	**$12,243**	**$13,216**	**$ 9,340**
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Federal income taxes	**$ 600**	**$ 250**	**$ 651**
Interest on deposits and borrowings	**$ 2,970**	**$ 3,940**	**$ 5,553**
Supplemental disclosure of noncash investing activities:			
Unrealized gains (losses) on securities designated as available for sale, net of applicable tax effects	**$ (11)**	**$ (36)**	**$ 390**
Recognition of mortgage servicing rights in accordance with SFAS No. 140	**$ 465**	**$ 202**	**$ 74**
Transfers from loans to real estate acquired through foreclosure	**$ 161**	**$ -**	**$ 125**

Summary of Significant Accounting Policies

FFD Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of its wholly-owned subsidiary, First Federal Community Bank (the "Bank"). The Bank conducts a general banking business in north central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U. S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

1. PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Corporation, the Bank, and the Bank's wholly-owned subsidiary, Dover Service Corporation ("Dover"). At June 30, 2003 and 2002, Dover's principal assets consisted of an investment in the stock of the Bank's data processor and a deposit account in the Bank. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

2. INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

Realized gains and losses on sales of securities are recognized using the specific identification method.

3. LOANS RECEIVABLE

Loans are stated at the principal balance outstanding, reduced by deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balance of the related loan. At June 30, 2003 and 2002, loans held for sale were carried at cost.

The Bank retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. The Bank recognizes rights to service mortgage loans for others pursuant to SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 140, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

Capitalized mortgage servicing rights and capitalized excess servicing receivables are required to be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Bank recorded amortization related to mortgage servicing rights totaling approximately $174,000, $39,000 and $15,000 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively. Additionally, the Bank recorded an impairment charge on mortgage servicing rights totaling $61,000 in the fiscal year ended June 30, 2003. At June 30, 2003, the carrying value of the Corporation's mortgage servicing rights, which approximated fair value was $517,000. At June 30, 2002, the fair value and carrying value of the Corporation's mortgage servicing rights were $298,000 and $287,000, respectively.

4. LOAN ORIGINATION FEES

The Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5. ALLOWANCE FOR LOAN LOSSES

It is the Bank's policy to provide valuation allowances for estimated losses on loans based on past loan loss experience, changes in the composition of the loan portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral if the loan is collateral dependent.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in nonresidential, commercial and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral-dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

Collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

YEAR ENDED JUNE 30:	2003	2002
Impaired loans with related allowance	$2,244	$459
Impaired loans with no related allowance	–	–
Total impaired loans	$2,244	$459

[dollars in thousands]

The Bank's average balance of impaired loans was $561,000 in fiscal 2003. Interest income recognized on impaired loans totaled $100,000 for the fiscal year ended June 30, 2003. The Bank allocated $448,000 of its general valuation allowance to the impaired loans.

6. REAL ESTATE ACQUIRED THROUGH FORECLOSURE

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

7. OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be between twenty and thirty years for buildings, ten to thirty years for building improvements and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

8. FEDERAL INCOME TAXES

The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, mortgage servicing rights, general loan loss allowances, percentage of earnings bad debt deductions and certain components of retirement expense. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

9. BENEFIT PLANS

The Corporation has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $167,000, $155,000 and $119,000 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

Additionally, during fiscal 1997, the Bank adopted a Recognition and Retention Plan ("RRP"). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. The Bank has awarded 30,871 shares under the RRP which vest over a five year period. A provision of $10,000, $32,000 and $66,000 related to the RRP was charged to expense for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

10. EARNINGS PER SHARE

Basic earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding gives effect to a reduction for 52,687, 65,861 and 79,035 unallocated shares held by the ESOP for the fiscal years ended June 30, 2003, 2002 and 2001, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations are as follows:

YEAR ENDED JUNE 30:	2003	2002	2001
Weighted-average common shares outstanding (basic)	1,167,450	1,183,697	1,278,968
Dilutive effect of assumed exercise of stock options	27,290	22,862	227
Weighted-average common shares outstanding (diluted)	1,194,740	1,206,559	1,279,195

Options to purchase 105,563 shares of common stock with a weighted-average exercise price of $9.24 were outstanding at June 30, 2001, but were excluded from the computation of common share equivalents for the fiscal year ended June 30, 2001, because the exercise prices were greater than the average market price of the common shares.

11. STOCK OPTION PLAN

The FFD Financial Corporation 1996 Stock Option and Incentive Plan (the "Plan") provides for the issuance of 169,838 adjusted shares of authorized but unissued shares of common stock.

The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

During fiscal 2001, the Corporation canceled and reissued grants of stock options to certain option grant holders. The Corporation recorded expense related to these grants totaling $26,000, $24,000 and $3,000 in fiscal 2003, 2002 and 2001, respectively.

The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized with respect to original grants of shares under the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation's consolidated net earnings and earnings per share for the fiscal years ended June 30, 2003, 2002 and 2001, would have been reduced to the pro forma amounts indicated below:

[dollars in thousands]

		2003	2002	2001
Net earnings	As reported	$1,032	$1,113	$1,101
	Pro-forma	$1,021	$1,095	$1,045
Earnings per share Basic	As reported	$.88	$.94	$.86
	Pro-forma	$.87	$.92	$.82
Diluted	As reported	$.86	$.92	$.86
	Pro-forma	$.85	$.90	$.81

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 2003, 2002 and 2001: dividend yield of 2.8%, 3.5% and 4.0%; expected volatility of 31.6%, 36.7% and 23.5% ; a risk-free interest rate of 4.1%, 3.0% and 5.0%, respectively, and an expected life of ten years for all grants.

A summary of the status of the Corporation's stock option plan as of June 30, 2003, 2002 and 2001, and changes during the years then ended are presented at right:

[dollars in thousands]

	2003		2002		2001	
	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	104,385	$ 9.25	108,563	$ 9.22	109,538	$ 9.36
Granted	14,920	10.94	2,000	12.00	3,000	8.38
Exercised	(4,122)	9.17	(5,578)	9.14	-	-
Forfeited	-	-	(600)	14.59	(3,975)	12.43
Outstanding at end of year	115,183	$ 9.47	104,385	$ 9.25	108,563	$ 9.22
Options exercisable at year-end	91,809	$ 9.22	90,604	$ 9.21	73,612	$ 9.14
Weighted-average fair value of options granted during the year		$ 3.92		$ 3.59		$ 1.82

The following information applies to options outstanding at June 30, 2003:

Number outstanding	115,183
Range of exercise prices	$8.375-$12.48
Weighted-average exercise price	$9.47
Weighted-average remaining contractual life in years	4.8 years

12. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2003 and 2002:

Cash and cash equivalents:
The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment and mortgage-backed securities:
For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable:
The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock:
The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits:
The fair value of NOW accounts, passbook accounts, and money market deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank:
The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Commitments to extend credit:
For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2003 and 2002 was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30, 2003 and 2002 are as follows:

[dollars in thousands]

	2003		2002	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Financial assets				
Cash and cash equivalents	$ 12,243	$ 12,243	$ 13,216	$ 13,216
Investment securities	1,502	1,502	2,047	2,047
Mortgage-backed securities	1,483	1,519	3,157	3,199
Loans receivable	115,966	111,147	107,055	105,034
Federal Home Loan Bank stock	1,967	1,967	1,885	1,885
	$133,161	**$128,378**	**$127,360**	**$125,381**
Financial liabilities				
Deposits	$104,351	$102,609	$ 95,542	$ 92,977
Advances from the Federal Home Loan Bank	13,891	14,298	17,553	17,942
	$118,242	**$116,907**	**$113,095**	**$110,919**

14. ADVERTISING

Advertising costs are expensed when incurred. The Corporation's advertising expense for the fiscal years ended June 30, 2003, 2002 and 2001 totaled $140,000, $101,000 and $49,000, respectively.

15. EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective July 1, 2002, without material effect on the Corporation's financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Management adopted SFAS No. 146 effective January 1, 2003, without material effect on the Corporation's financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Financial Institutions: An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions," except for transactions between mutual enterprises. Accordingly, the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired in a business combination should be recognized and accounted for as goodwill in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. Otherwise, the acquisition should be accounted for as the acquisition of net assets.

SFAS No. 147 also amends the scope of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer relationship assets of financial institutions (including mutual enterprises) such as depositor- and borrower-relationship intangible assets and credit card-holder intangible assets.

The provisions of SFAS No. 147 related to unidentifiable intangible assets and the acquisition of a less-than-whole financial institution are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to impairment of long-term customer relationship assets are effective October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted.

Management adopted SFAS No. 147 effective October 1, 2002, without material effect on the Corporation's financial condition or results of operations. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Management adopted the disclosure provisions of SFAS No. 148 effective March 31, 2003, without material effect on the Corporation's financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Corporation adopted the disclosure provisions of FIN 46 effective January 31, 2003. The Corporation has no variable interest entities, therefore management does not expect FIN 46 to have a material effect on the Corporation's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133's conclusions, were considered by the Board to be preferable; amends SFAS No. 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

The guidance in Statement 149 is generally effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date.

Management does not expect SFAS No. 149 to have a material effect on the Corporation's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks.

SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to the Corporation). The effect of adopting SFAS No. 150 must be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. Management is continuing to evaluate the effect of the provisions of SFAS No. 150 on the Corporation's financial statements.

16. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2003 consolidated financial statement presentation.

Investments and Mortgage-Backed Securities

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2003 and 2002, are as follows:

[dollars in thousands]

YEAR ENDED JUNE 30 2003:	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Available for sale:				
U.S. Government agency obligations	$1,501	$ 1	$-	$1,502

YEAR ENDED JUNE 30 2002:	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Available for sale:				
U.S. Government agency obligations	$2,038	$ 9	$-	$2,047

The U. S. Government agency obligations designated as available for sale at June 30, 2003, are scheduled to mature in fiscal 2009 and thereafter.

The U. S. Government agency obligations designated as available for sale at June 30, 2002, are scheduled to mature in the fiscal year ended June 30, 2011.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2003 and 2002, are shown below:

[dollars in thousands]

2003:	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	$ 491	$ 20	$-	$ 511
Government National Mortgage Association participation certificates	160	16	-	176
Total mortgage-backed securities held to maturity	651	36	-	687
Available for sale:				
Federal National Mortgage Association participation certificates	490	5	(2)	493
Federal Home Loan Mortgage Corporation participation certificates	42	1	-	43
Government National Mortgage Association participation certificates	288	8	-	296
Total mortgage-backed securities available for sale	820	14	(2)	832
Total mortgage-backed securities	$1,471	$ 50	$ (2)	$1,519

[dollars in thousands]

2002:	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	$1,041	$ 16	$ (1)	$1,056
Government National Mortgage Association participation certificates	565	27	-	592
Total mortgage-backed securities held to maturity	1,606	43	(1)	1,648
Available for sale:				
Federal National Mortgage Association participation certificates	858	11	(3)	866
Federal Home Loan Mortgage Corporation participation certificates	129	-	-	129
Government National Mortgage Association participation certificates	544	12	-	556
Total mortgage-backed securities available for sale	1,531	23	(3)	1,551
Total mortgage-backed securities	**$3,137**	**$ 66**	**$ (4)**	**$3,199**

The amortized cost of mortgage-backed securities, including those designated as available for sale at June 30, 2003, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

[dollars in thousands]

	AMORTIZED COST
Due within five years	$ 102
Due within five to ten years	191
Due after ten years	1,178
	$1,471

As of June 30, 2003, mortgage-backed securities and investment securities totaling $2.2 million were pledged to secure public deposits.

Proceeds from sales of mortgage-backed securities amounted to $5.1 million during the fiscal year ended June 30, 2002, resulting in gross realized gains of $67,000.

Loans Receivable

The composition of the loan portfolio at June 30, 2003 and 2002 is as follows:

	2003	2002
Residential real estate		
One- to four-family	$ 62,396	$ 64,560
Multi-family	4,905	5,354
Nonresidential real estate and land	28,488	24,917
Commercial loans - secured	19,002	10,818
Commercial loans - unsecured	452	448
Consumer and other loans	2,352	1,604
Deferred loan origination costs	121	-
	117,716	107,701
Less:		
Undisbursed portion of loans in process	2,699	269
Deferred loan origination fees	-	1
Allowance for loan losses	818	713
	$114,199	$106,718

[dollars in thousands]

The Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $64.6 million, or 57%, of the total loan portfolio at June 30, 2003, and approximately $69.6 million, or 65%, of the total loan portfolio at June 30, 2002. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Bank's primary lending area are presently stable.

As discussed previously, the Bank has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $58.9 million and $31.8 million at June 30, 2003 and 2002, respectively.

In the ordinary course of business, the Bank has made loans to some of its directors and officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $2.2 million and $409,000 at June 30, 2003 and 2002, respectively.

Allowance for Loan Losses

The activity in the allowance for loan losses is summarized as follows for the years ended June 30, 2003, 2002 and 2001:

[dollars in thousands]

	2003	2002	2001
Beginning balance	$713	$564	$375
Provision for losses on loans	131	150	201
Loan charge-offs	(26)	(1)	(12)
Ending balance	$818	$713	$564

As of June 30, 2003, the Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

Nonperforming and impaired loans totaled $2.2 million, $622,000 and $105,000, respectively at June 30, 2003, 2002 and 2001. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $45,000, $13,000 and $3,000 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

Office Premises and Equipment

Office premises and equipment at June 30, 2003 and 2002 is comprised of the following:

[dollars in thousands]

	2003	2002
Land	$ 488	$ 488
Buildings and improvements	1,424	1,389
Furniture and equipment	1,160	851
	3,072	2,728
Less accumulated depreciation and amortization	938	736
	$2,134	$1,992

Deposits

Deposits consist of the following major classifications at June 30, 2003 and 2002:

[dollars in thousands]

Deposit type and weighted-average interest rate	2003 AMOUNT	2003 %	2002 AMOUNT	2002 %
Demand deposit accounts	$7,867	7.5%	$4,908	5.1%
NOW accounts				
2003 - 0.20%	12,981	12.5		
2002 - 0.35%			11,343	11.9
Passbook				
2003 - 0.83%	32,229	30.9		
2002 - 1.59%			29,623	31.0
Total demand, transaction and passbook deposits	53,077	50.9	45,874	48.0
Certificates of deposit				
Original maturities of:				
Less than 12 months				
2003 - 1.29%	2,174	2.1		
2002 - 2.07%			3,993	4.2
12 months to 29 months				
2003 - 2.50%	14,524	13.9		
2002 - 4.08%			19,550	20.5
30 months to 47 months				
2003 - 4.42%	19,082	18.3		
2002 - 4.74%			13,024	13.6
48 months to 60 months				
2003 - 3.60%	984	0.9	-	-
Balances in excess of $100,000				
2003 - 3.39%	7,832	7.5		
2002 - 3.40%			8,047	8.4
Individual retirement accounts				
2003 - 3.44%	6,678	6.4		
2002 - 4.60%			5,054	5.3
Total certificates of deposit	51,274	49.1	49,668	52.0
Total deposit accounts	**$104,351**	**100.0%**	**$95,542**	**100.0%**

Deposits

Interest expense on deposits for the years ended June 30, 2003, 2002 and 2001 is summarized as follows:

[dollars in thousands]

	2003	2002	2001
Passbook	$ 365	$ 586	$ 960
NOW accounts	38	36	39
Certificates of deposit	1,979	2,496	2,931
	$2,382	$3,118	$3,930

Maturities of outstanding certificates of deposit at June 30, 2003 and 2002 are summarized as follows:

[dollars in thousands]

	2003	2002
Less than one year	$24,023	$29,351
One year to three years	25,315	20,317
Three years to five years	1,936	-
	$51,274	$49,668

Advances From The Federal Home Loan Bank

Advances from the Federal Home Loan Bank, collateralized at June 30, 2003 by a pledge of certain residential mortgage loans totaling $17.4 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

[dollars in thousands]

INTEREST RATE	MATURING IN YEAR ENDING JUNE 30,	2003	2002
1.11% - 1.77%	2004	$ 2,500	$ 2,500
8.15%	2005	5	8
5.06% - 5.65%	2009	5,626	5,727
1.94% - 6.10%	After 2009	5,760	9,318
		$13,891	$17,553
Weighted-average interest rate		3.95%	3.67%

Federal Income Taxes

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30, 2003, 2002 and 2001 as follows:

[dollars in thousands]

	2003	2002	2001
Federal income taxes at statutory rate	$532	$573	$565
Increase (decrease) in taxes resulting primarily from:			
Nontaxable interest income	(2)	(4)	(6)
Other	4	4	1
Federal income taxes per consolidated financial statements	**$534**	**$573**	**$560**
Effective tax rate	**34.1%**	**34.0%**	**33.7%**

The composition of the Corporation's net deferred tax liability at June 30, 2003 and 2002 is as follows:

[dollars in thousands]

	2003	2002
Taxes (payable) refundable on temporary differences at statutory rate:		
Deferred tax assets:		
Retirement expense	$ 81	$ 72
General loan loss allowance	278	243
Other	12	6
Deferred tax assets	371	321
Deferred tax liabilities:		
Deferred loan origination costs	(85)	(54)
Federal Home Loan Bank stock dividends	(283)	(255)
Difference between book and tax depreciation	(32)	(35)
Unrealized gains on securities designated as available for sale	(5)	(10)
Percentage of earnings bad debt deduction	(8)	(24)
Mortgage servicing rights	(175)	(97)
Deferred tax liabilities	(588)	(475)
Net deferred tax liability	**$(217)**	**$(154)**

Federal Income Taxes

Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2003, include approximately $1.7 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 2003.

The Bank is required to recapture as taxable income approximately $281,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Bank has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1998.

Advances From The Federal Home Loan Bank

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2003, the Bank had outstanding commitments of approximately $7.5 million to originate loans. Additionally, the Bank was obligated under unused lines of credit under home equity loans totaling $10.5 million and unused lines of credit under commercial loans of $9.0 million. In the opinion of management, all loan commitments equaled or exceeded prevailing market interest rates as of June 30, 2003, and will be funded from normal cash flow from operations.

Regulatory Capital

The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During fiscal 2003, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. Management does not believe there have been any changes in facts and circumstances that would change the Bank's capital category. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

As of June 30, 2003 and 2002, management believes that the Bank met all capital adequacy requirements to which it was subject.

YEAR ENDED JUNE 30 2003:	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		TO BE "WELL-CAPITALIZED" UNDER PROMPT CORRECTIVE ACTION PROVISIONS	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
Tangible capital	$15,666	11.5%	≥$2,035	≥1.5%	≥$6,785	≥ 5.0%
Core capital	$15,666	11.5%	≥$5,428	≥4.0%	≥$8,142	≥ 6.0%
Risk-based capital	$16,484	18.4%	≥$7,177	≥8.0%	≥$8,971	≥10.0%

YEAR ENDED JUNE 30 2002:	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		TO BE "WELL-CAPITALIZED" UNDER PROMPT CORRECTIVE ACTION PROVISIONS	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
Tangible capital	$15,129	11.6%	≥$1,956	≥1.5%	≥$6,519	≥ 5.0%
Core capital	$15,129	11.6%	≥$5,215	≥4.0%	≥$7,822	≥ 6.0%
Risk-based capital	$15,842	17.5%	≥$7,225	≥8.0%	≥$9,031	≥10.0%

The Bank's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

Condensed Financial Statements of FFD Financial Corporation

The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years ended June 30, 2003, 2002 and 2001.

ASSETS	2003	2002
Cash and due from banks	$407	$532
Loan receivable from ESOP	523	635
Investment in First Federal Community Bank	15,726	15,176
Accrued interest receivable	12	12
Prepaid federal income taxes	239	181
Prepaid expenses and other assets	11	5
Total assets	$16,918	$16,541

SHAREHOLDERS' EQUITY	2003	2002
Shareholders' equity		
Common stock and additional paid-in capital	$7,889	$7,861
Retained earnings	12,202	11,629
Unrealized gains on securities designated as available *for sale, net of related tax effects*	8	19
Shares acquired by stock benefit plans	(559)	(677)
Treasury shares - at cost	(2,622)	(2,291)
Total shareholders' equity	$16,918	$16,541

	2003	2002	2001
Revenue			
Interest income	$17	$30	$34
Equity in earnings *of subsidiary*	1,153	1,221	1,233
Total revenue	1,170	1,251	1,267
General and administrative expenses	196	194	234
Earnings before income tax credits	974	1,057	1,033
Federal income tax credits	(58)	(56)	(68)
NET EARNINGS	$1,032	$1,113	$1,101

Condensed Financial Statements of FFD Financial Corporation

	2003	2002	2001
Cash provided by (used in) operating activities:			
Net earnings for the year	$1,032	$1,113	$1,101
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Distributions from subsidiary in excess of earnings	-	-	967
Undistributed earnings of subsidiary	(403)	(221)	-
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	(7)	(2)	29
Prepaid federal income taxes	(58)	(56)	(68)
Net cash provided by operating activities	564	834	2,029
Cash flows provided by investing activities:			
Proceeds from repayment of loan to ESOP	112	105	98
Cash flows provided by (used in) financing activities:			
Proceeds from other borrowed money	405	-	225
Repayments of other borrowed money	(405)	-	(225)
Proceeds from exercise of stock options	38	51	-
Purchase of treasury shares	(380)	(936)	(912)
Cash dividends paid on common stock	(459)	(446)	(427)
Net cash used in financing activities	(801)	(1,331)	(1,339)
Net increase (decrease) in cash and cash equivalents	(125)	(392)	788
Cash and cash equivalents at beginning of year	532	924	136
Cash and cash equivalents at end of year	$ 407	$ 532	$ 924

Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. The Bank is required to submit a notice of dividends payable with the OTS prior to payment. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

Related Party Transactions

In connection with construction work performed, the Bank paid a contractor approximately $187,000. A principal of the contracting company also serves as an outside director to FFD Financial Corporation.

FFD Financial Corporation and First Federal Community Bank Directors and Executive Officers

BOARD OF DIRECTORS OF FFD FINANCIAL CORPORATION AND FIRST FEDERAL COMMUNITY BANK

Stephen G. Clinton
President
Capital Market Securities, Inc.
and
Vice-President
Young and Associates, Inc.

J. Richard Gray
Chairman
Hanhart Agency, Inc.

Leonard L. Gundy
President
Benchmark Construction, Inc.

Enos L. Loader
Chairman of the Board and
Retired Senior Bank Officer

Roy O. Mitchell, Jr.
Managing Officer - Retired
First Federal Community Bank

Robert D. Sensel
President and Chief Executive Officer
Dover Hydraulics, Inc.

DIRECTOR EMERITUS FFD FINANCIAL CORPORATION AND FIRST FEDERAL COMMUNITY BANK

Richard J. Herzig
Chairman - Retired
Toland-Herzig Funeral Homes, Inc.

EXECUTIVE OFFICERS OF FFD FINANCIAL CORPORATION

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Vice President, Treasurer and Chief
Financial Officer

Sally K. O'Donnell
Senior Vice President

Shirley A. Wallick
Corporate Secretary

EXECUTIVE OFFICERS OF FIRST FEDERAL COMMUNITY BANK

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Vice President, Treasurer and Chief
Financial Officer

Sally K. O'Donnell
Senior Vice President

Shirley A. Wallick
Corporate Secretary

OTHER OFFICERS OF FIRST FEDERAL COMMUNITY BANK

Michele L. Larkin
Vice President

Jody P. Stoldt
Vice President

Mary M. Mitchell
Banking Officer

Kimberly Law-Montgomery
Assistant Secretary

SHAREHOLDER SERVICES

Registrar and Transfer Company serves as transfer agent and dividend distributing agent for FFD's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

ANNUAL MEETING

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 21, 2003, at 1:00 p.m., Eastern Time, at the Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.

ANNUAL REPORT FORM 10-KSB

A copy of FFD's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

FFD Financial Corporation
321 North Wooster Avenue
Dover, Ohio 44622
Attention: Secretary

Notes:

FFD Financial Corporation
First Federal Community Bank

321 N. Wooster Ave
P.O. Box 38
Dover, Ohio

Phone: 330.364.7777
Toll Free: 866.849.3560

www.onlinefirstfed.com

NASDAQ SmallCap Symbol: FFDF